Date: July 24, 2025

To: All Canadian Securities Regulatory Authorities
 New York Stock Exchange

Subject: Notice of Meeting for Vizsla Silver Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for Vizsla Silver Corp.

Meeting Type:	Annual General & Special Meeting
Record Date for Notice of Meeting:	August 18, 2025
Record Date for Voting:	August 18, 2025
Beneficial Ownership Determination Date:	August 18, 2025
Meeting Date:	October 2, 2025
Meeting Location:	Vancouver, BC
Issuer sending proxy-related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92859G608	CA92859G608

Sincerely,

Jennifer Hanson

Corporate Secretary

1723 - 595 Burrard Street, Vancouver, British Columbia, V7X 1J1

vizslasilvercorp.ca | TSX-V: VZLA    NYSE:  VZLA